UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TRINE II ACQUISITION CORP.
(Name of Issuer)

Class A Ordinary Share, par value $0.0001 per share
(Title of Class of Securities)

G9059F100
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9059F100	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robin Trine II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,675,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,675,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G9059F100	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Acanthis Master, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,675,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,675,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G9059F100	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,675,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,675,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G9059F100	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pierre M. Henry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,675,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,675,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G9059F100	SCHEDULE 13G	Page 6 of 10

ITEM 1.	(a)	Name of Issuer:
Trine II Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices:
228 Park Avenue S., Ste 63482 New York, New York 10003

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.          Robin Trine II LLC (the “Sponsor”)

2.          Acanthis Master, LLC (“Acanthis”)

3.          Leo Hindery, Jr. (“Mr. Hindery”)

4.          Pierre M. Henry (“Mr. Henry”)

(b)

Address of Principal Business Office, or if none, Residence:

The principal business address of the Sponsor, Acanthis, Mr. Hindery and Mr. Henry is as follows:

228 Park Avenue S., Ste 63482

New York, New York 10003

	(c)	Citizenship: See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities: Class A Ordinary Share, par value $0.0001 per share

	(e)	CUSIP Number: G9059F100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

CUSIP No. G9059F100	SCHEDULE 13G	Page 7 of 10

	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

The Sponsor directly owns 8,675,000 shares of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), of the Issuer, which are convertible into the Issuer’s Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”). Such shares may be deemed to be indirectly beneficially owned by Acanthis, which is the managing member of the Sponsor, and Mr. Hindery and Mr. Henry, who are the managing members of Acanthis. As a result of these relationships, each of Acanthis, Mr. Hindery and Mr. Henry may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor. Each of the Sponsor, Acanthis, Mr. Hindery and Mr. Henry disclaims beneficial ownership of such securities except to the extent of their direct ownership.

Percentage ownership is based on 41,400,000 Class A Ordinary Shares and 10,350,000 Class B Ordinary Shares outstanding as of December 17, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, and assumes conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

	(a)	Amount beneficially owned: See row 9 of the cover page of each Reporting Person.
	(b)	Percent of class: See row 11 of the cover page of each Reporting Person.
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

CUSIP No. G9059F100	SCHEDULE 13G	Page 8 of 10

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP No. G9059F100	SCHEDULE 13G	Page 9 of 10

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of January 28, 2022, among Robin Trine II LLC, Acanthis Master, LLC, Leo Hindery, Jr. and Pierre M. Henry

CUSIP No. G9059F100	SCHEDULE 13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2022

ROBIN TRINE II LLC
Acanthis Master, LLC, its managing member

By:	/s/ Pierre M. Henry
Name: Pierre M. Henry
Title: Managing Member

ACANTHIS MASTER, LLC

By:	/s/ Pierre M. Henry
Name: Pierre M. Henry
Title: Managing Member

/s/ Leo Hindery, Jr.
Leo Hindery, Jr.

/s/ Pierre M. Henry
Pierre M. Henry